[PARAGON LOGO]



April 29, 2005


Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Paragon Technologies, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2004
       Form 8-K Dated March 15, 2005
       File No. 001-15729

Dear Ms. Tillan:

In response to your letter dated April 19, 2005 (the "Comment Letter"), I am transmitting via EDGAR this letter to respond to the Staff's comments regarding the Form 10-K for the fiscal year ended December 31, 2004 (Comments Nos. 1-4) and the Form 8-K dated March 15, 2005 (Comment No. 5).

Detailed responses to certain of the Staff's comments, with my responses (which are numbered to correspond to the Comment letter) are set forth below. Supplemental information is being provided in response to some of the Staff's comments.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Revenue Recognition -- Page 36
------------------------------

1. We note your disclosure on page 34 that contract terms provide for progress payments and a portion of the purchase price is withheld by the buyer until the system has been accepted. Explain in more detail the nature of and accounting for the acceptance rights. Discuss the specific criteria used to determine when a contract is substantially completed and whether or not this policy is followed consistently. Circumstances to be considered in determining when a project is substantially completed include, for example, delivery of the product, acceptance by the customer, departure from the site, and compliance with performance specifications. See paragraph 52 of SOP 81-1.

     Supplemental information is provided as follows:

     Explanatory Note
     ----------------

         Revenue Recognition Using the Percentage of Completion Method of
         ----------------------------------------------------------------
         Accounting
         ----------

         The Company records revenue on systems contracts using the percentage of completion method, where revenue is recorded as work progresses on each contract. The Company does not utilize the completed contract method for any of its systems contracts.




  We Build Productivity                         [SI SYSTEMS LOGO] [ERMANCO LOGO]
--------------------------------------------------------------------------------
     PARAGON TECHNOLOGIES, INC. o 600 Kuebler Road o Easton, PA 18040-9295
                       o 610-252-3205 o Fax 610-252-3102
                                www.ptgamex.com

Kate Tillan
Page 2
April 29, 2005


         The percentage of completion method is used because the following conditions exist:
          o The Company is able to make reliable estimates of the degree of completion efforts;
          o The Company is capable of meeting the requirements under the contracts;
          o The Company's customers are capable of meeting their requirements under the contracts; and
          o Contract terms are clear regarding the rights of each party and payment terms.

         There are several acceptable methods of measuring progress towards completion. The Company uses the ratio of costs incurred to date to total estimated contract costs to measure this progress. Total estimated contract cost is a critical accounting estimate because it can materially affect net income. The degree of the percentage of completion is not based on cash received or interim billings.

         The Company executes contracts with its customers that clearly describe the equipment, systems and/or services that it will provide and the amount of consideration that it will receive. Prior to entering into contracts with customers, the Company analyzes the specifications of the contract requirements and estimates total contract costs based on its experience with similar projects and then adjusts these estimates to address specific individual customer requirements associated with each project. After work on a project begins, assumptions that form the basis for the calculation of total project costs are examined on a monthly basis and estimates are updated to reflect new information as it becomes available. In the event that a loss is anticipated on an uncompleted contract, a provision for the estimated loss is made at the time it is determined.

         Systems contracts require customers to make progress payments for their purchases. Contract payment terms vary and are based on agreed upon milestones. Billings on contracts may precede or lag revenues earned, and such differences are reported in the balance sheet as current liabilities (customer deposits and billings in excess of costs and estimated earnings) and current assets (costs and estimated earnings in excess of billings), respectively. Customers do not return purchases related to sales of the Company's products. Acceptance typically coincides with commercial use of the system by the customer and remaining completion costs, if any, are insignificant. The Company follows a consistent policy to determine when contracts are substantially completed. This primary consideration for determining whether contracts are substantially completed is based upon the Company meeting the specifications of contract requirements, which may include, for example, some or all of the following criteria: delivery of a system, departure from a customer site, compliance with performance specifications, and acceptance by the customer.


         Revenue recognition on sales of parts and equipment
         ---------------------------------------------------

         Revenues on sales of parts or equipment are recognized when title transfers pursuant to shipping terms. There are no installation or customer acceptance aspects of these sales as performance is complete, no right of return exists, and pricing is fixed.


Note 8.  Contingencies -- Page 46
-------  ------------------------

2. We note that you sold your Easton, Pennsylvania facility and entered into a sale leaseback arrangement. We also note that this arrangement resulted in a total gain of $2.2 million, of which $1.4 million was recorded as a gain in fiscal 2003 and the remaining was deferred. Tell us supplementally and revise future filings to describe how you measured and accounted for the gain and why. Cite the accounting literature upon which you relied. See paragraph 33 of SFAS 13 as amended by SFAS 28.

Kate Tillan
Page 3
April 29, 2005


     Supplemental information is provided as follows:

     Explanatory Note
     ----------------

         SI Systems' principal office is located in a 173,000 square foot, concrete, brick, and steel facility in Easton, Pennsylvania. In connection with the February 21, 2003 sale of the Company's Easton, Pennsylvania facility to Triple Net Investments XIII (an independent, unrelated third party), the Company entered into a leaseback arrangement with Triple Net Investments XIII for 25,000 square feet of office space for five years. The leasing agreement requires fixed monthly rentals of $17,703 (with annual increases of 3%). The terms of the lease also require the payment of a proportionate share of the facility's operating expenses. The lease expires on February 21, 2008. In accordance with SFAS 13 and SFAS 28, the sale-leaseback resulted in a total gain of $2,189,000, of which $1,363,000 was recorded as a gain in 2003. The remaining gain of $826,000 was deferred and is being recognized in equal amounts as a reduction in rent expense over the five-year term of the lease. During 2004 and 2003, $165,000 and $138,000, respectively, of the deferred gain was recognized.

         Total rental payments related to the lease, in the years ended December 31, 2004 and 2003 approximated $211,000 and $177,000, respectively. Future minimum rental commitments at December 31, 2004 are as follows (in thousands):

                                                           Lease
                                                        ----------
                      2005............................     $ 218
                      2006............................       224
                      2007............................       231
                      2008............................        34
                      2009............................         -
                                                             ---
                       Total .........................     $ 707
                                                             ===

         The supporting computations and discussion relating to the Company's footnote disclosure is as follows:

         Gain on the Sale of Building:
         -----------------------------

         The total gain of $2,189,000 on the sale of the building was computed as follows:

            Sales price......................................................   $2,925,000
            Real estate brokerage fees and other closing costs...............      191,000
                                                                                 ---------
            Sales price, net of closing costs................................    2,734,000

            Net book value (gross asset less accumulated depreciation).......      545,000
                                                                                 ---------

            Pre-tax gain on sale.............................................    2,189,000

            Present value of lease payments (see below)......................      826,000
                                                                                 ---------

            Gain recorded in 2003............................................   $1,363,000
                                                                                 =========

         In accordance with SFAS 13 as amended by SFAS 28, the profit on the sale transaction has been deferred and is amortized in proportion to the related gross rental charged to expense over the term of the lease. The seller-lessee (Company) retains more than a minor part (25,000 square feet) but less than substantially all of the use of the property (173,000 square feet) through the leaseback and realizes a profit on the sale in excess of the present value of the minimum lease payments over the lease term.

Kate Tillan
Page 4
April 29, 2005


         Lease payments:
         --------------

         The annual rent to be paid by the Company during the term of the five-year lease is as follows:

                 Year 1.............................  $   206,250.00
                 Year 2.............................      212,437.50
                 Year 3.............................      218,810.62
                 Year 4.............................      225,374.94
                 Year 5.............................      232,136.19
                                                        ------------
                   Total............................  $ 1,095,009.25
                                                        ============


         The leaseback does not meet the criteria for classification as a capital lease; hence it is classified as an operating lease. The present value of the stream of lease payments utilizing the Company's incremental borrowing rate of 10.0% was $826,000. The $826,000 of deferred profit is amortized in equal amounts over the five-year lease term because the leaseback is classified as an operating lease.

         The Company's future filings will be revised to provide the requested disclosure as follows:

         SI Systems' principal office is located in a 173,000 square foot, concrete, brick, and steel facility in Easton, Pennsylvania. In connection with the February 2003 sale of the Company's Easton, Pennsylvania facility, the Company entered into a leaseback arrangement for 25,000 square feet of office space for five years. The leasing agreement requires fixed monthly rentals of $17,703 (with annual increases of 3%). The terms of the lease also require the payment of a proportionate share of the facility's operating expenses. The lease expires on February 21, 2008.

         In accordance with SFAS 13 and SFAS 28, the leaseback does not meet the criteria for classification as a capital lease; hence it is classified as an operating lease. The sale-leaseback resulted in a total gain of $2,189,000, of which $1,363,000 was recorded as a gain in 2003. The seller-lessee (Company) retained more than a minor part (25,000 square feet) but less than substantially all of the use of the property (173,000 square feet) through the leaseback and realized a profit on the sale in excess of the present value of the minimum lease payments over the lease term. The present value of the stream of lease payments utilizing the Company's incremental borrowing rate of 10.0% was $826,000. The $826,000 of deferred profit is amortized in equal amounts as a reduction in rent expense over the five-year term of the lease. During 2004 and 2003, $165,000 and $138,000, respectively, of the deferred gain was recognized.

Kate Tillan
Page 5
April 29, 2005


Item 9A.  Controls and Procedures -- Page 53
--------  ----------------------------------

3. We note your disclosure that your "management, including [your] Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as specified in the Securities and Exchange Commission rules and forms."
     Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. If you wish to include the definition of disclosure controls and procedures after your effectiveness conclusion, please ensure the entire definition is consistent with the definition included in Rule 13a-1 5(e) of the Exchange Act.

4. With respect to your disclosure of changes in internal control over financial reporting, please revise the language used in your disclosure in fixture filings concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.

     Explanatory Note
     ----------------

         Paragon Technologies, Inc. (the "Company") is addressing comments that the Company received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in connection with the filing of the Company's Form 10-K for the fiscal year ended December 31, 2004. Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, and as suggested by the Staff of the Division of Corporation Finance, the Company's future filings will be revised to provide the requested disclosure as follows:

         Item 9A.  Controls and Procedures
         --------  -----------------------

         (a)      Evaluation of Disclosure Controls and Procedures

                  An evaluation was performed under the supervision and with the participation of the Company's management, including its Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2004. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is accumulated and communicated to the Company's management, including the Company's CEO and CFO, to allow timely decisions regarding required disclosure, and is recorded, processed, summarized, and reported as specified in Securities and Exchange Commission rules and forms.

         (b)      Change in Internal Control Over Financial Reporting

                  There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of such controls that occurred during the Company's most recent fiscal year that has materially affected, or that is reasonably likely to materially affect the Company's internal control over financial reporting.

Kate Tillan
Page 6
April 29, 2005


Form 8-K dated March 15, 2005
-----------------------------

Exhibit 99.1
------------

5. We note that you present non-GAAP financial measures in your press release other than EBITDA including but not limited to your discussion of net earnings and basic earnings excluding certain costs such as severance, interest expense, and the gain on the sale of SI/BAKER. Your presentation of non-GAAP information does not appear to comply with Regulation G of Regulation S-K. Please revise future filings to either remove the discussion of non-GAAP financial information, or revise the presentation so that it does comply.
     a. For each non-GAAP financial measure, present the most directly comparable financial measure calculated and presented in accordance with GAAP; and a reconciliation, by schedule or other clearly understandable method, which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (a)(1) of Item 100 of Regulation G.
     b. For each non-GAAP measure, include a discussion, in sufficient detail related to the following:
           i) The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
           ii) The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
           iii) The economic substance behind management's decision to use each measure; and
           iv) The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
     Refer to paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

     Supplemental information is provided as follows:

     Explanatory Note
     ----------------

         We note your comment that we presented non-GAAP financial measures in our press release other than EBITDA. As suggested by the Division of Corporation Finance of the Securities and Exchange Commission, the Company's future press releases will not present non-GAAP financial measures other than EBITDA or if non-GAAP financial measures other than EBITDA are included, our presentation will comply with Regulation G of Regulation S-K. In future filings, we will not present a discussion of net earnings and basic earnings excluding certain costs such as severances, interest expense, and the gain on the sale of SI/BAKER.

                         ------------------------------

In connection with responding to your Comment Letter, the Company acknowledges the following:
   > The Company is responsible for the adequacy  and accuracy of the disclosure in its filings;
   > Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings;
   > The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Kate Tillan
Page 7
April 29, 2005


I look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to the undersigned at (610) 559-4015.

                                        Very truly yours,

                                        /s/ Ronald J. Semanick

                                        Ronald J. Semanick
                                        Chief Financial Officer

RJS:sw